Filed by: Domtar Corporation
Domtar Paper Company, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Companies: Domtar Corporation
Domtar Paper Company, LLC
Registration Statement File No.: 333-146322

FOR IMMEDIATE RELEASE

DOMTAR CORPORATION ANNOUNCES EXPIRATION OF EARLY CONSENT DATE FOR EXCHANGE OFFERS AND EARLY PROXY DATE FOR PROXY SOLICITATIONS

Montreal, October 31, 2007 – Domtar Corporation announced today that, pursuant to the previously announced exchange offers and consent solicitations, it has received sufficient consents to amend the indentures pursuant to which Domtar Inc.’s outstanding U.S. dollar denominated 7.875% Notes due 2011, 5.375% Notes due 2013, 7 1/8% Notes due 2015 and 9 1/2% Debentures due 2016 (collectively, the “Domtar Inc. U.S. Notes”) were issued. Domtar Inc. will execute supplemental indentures to the indentures governing each series of Domtar Inc. U.S. Notes effecting the amendments with respect to which the holders have delivered the requisite consents. These supplemental indentures will become operative only if Domtar Corporation accepts Domtar Inc. U.S. Notes of the applicable series for exchange pursuant to the terms of the related exchange offer.

As of 5 p.m., New York City time, on October 30, 2007 (the “Early Consent Date”), Domtar Corporation had received tenders and consents from holders of (i) $599,627,000 (or 99.94%) of principal amount of the 7.875% Notes, (ii) $348,351,000 (or 99.53%) of principal amount of the 5.375% Notes, (iii) $392,478,000 (or 98.12%) of principal amount of the 7 1/8% Notes; and (iv) $124,085,000 (or 99.27%) of principal amount of the 9 1/2% Debentures in connection with its offer to exchange any and all of such Domtar Inc. U.S. Notes for an equal principal amount of Domtar Corporation’s newly issued notes of the corresponding series and the related consent solicitations. These tenders and consents represent 99.29% of the aggregate outstanding principal amount of the Domtar Inc. U.S. Notes.

Each holder who validly tendered and did not validly withdraw their Domtar Inc. U.S. Notes and related consents prior to 5 p.m., New York City time, on the Early Consent Date, may no longer withdraw their Domtar Inc. U.S. Notes and related consents and will be entitled to an early consent payment in cash of U.S. $2.50 for each U.S. $1,000 principal amount of Domtar Inc. U.S. notes tendered by them if Domtar Corporation accepts Domtar Inc. U.S. notes of the applicable series for exchange pursuant to the terms of the related exchange offer.

The exchange offers are subject to certain conditions that Domtar Corporation may assert or waive. The conditions include, among other things, the condition that there shall have been validly tendered and not withdrawn pursuant to the exchange offers an aggregate principal amount of Domtar Inc. U.S. Notes that, together with the U.S. dollar equivalent of the aggregate principal amount of Domtar Inc.’s Canadian dollar denominated debentures that Domtar Corporation has the right to acquire as a result of Domtar Inc.’s concurrent Canadian proxy solicitations, is at least equal to 75% of the sum of the aggregate outstanding principal amount of the Domtar Inc. U.S. Notes and the U.S. dollar equivalent of the aggregate outstanding principal amount of such Canadian debentures (the “minimum amount condition”). Domtar Corporation announced today that the minimum amount condition has been satisfied.

The exchange offers and consent solicitations will expire at 12 midnight, New York City time, on November 14, 2007, unless extended or earlier terminated by Domtar Corporation. Complete terms of the exchange offers and consent solicitations are included in the Prospectus and Consent Solicitation Statement, dated October 17, 2007 and related documents distributed to holders.

The lead dealer manager for the exchange offers and lead solicitation agent for the consent solicitations is J.P. Morgan Securities Inc. The co-dealer manager for the exchange offers and co-solicitation agent for the consent solicitations is Deutsche Bank Securities Inc. Questions regarding the exchange offers may be directed to J.P. Morgan Securities Inc. at (866) 834-4666 (toll-free) or (212) 834-4077 (collect) or Deutsche Bank Securities Inc. at (866) 627-0391 (toll-free) or (212) 250-2955 (collect).

Domtar Corporation also announced today that, in connection with the proxy solicitations by Domtar Inc. relating to amendments to the indentures governing Domtar Inc.’s outstanding Canadian dollar denominated 10% Debentures due 2011 and 10.85% Debentures due 2017, as of 5 p.m., Montreal time, on October 30, 2007 (the “Early Proxy Date”), Domtar Inc. had received proxies from holders of $36,249,000 (or 44.21%) of principal amount of the 10% Debentures, 93.53% of which authorized the voting of their debentures in favor of the proposed amendments, and $33,937,000 (or 45.3%) of principal amount of the 10.85% Debentures, 95.15% of which authorized the voting of their debentures in favor of the proposed amendments.

The meetings of holders of each series of Domtar Inc. Canadian debentures are scheduled to be held on November 14, 2007. The amendments to each indenture must be passed by the holders of not less than 66 2/3% of the aggregate outstanding principal amount of the applicable series that is represented and voted at the meeting of holders at which a quorum is present. A debenture holder information circular/prospectus providing the terms of the Canadian proxy solicitations, including the applicable quorum and voting requirements, and related documents were mailed on or about October 18, 2007.

Each holder who validly submitted proxies in favor of the amendments and did not validly revoke such proxies prior to 5 p.m., Montreal time, on the Early Proxy Date, may no longer revoke their proxies and will be entitled to an early proxy payment in cash of CDN $2.50 for each CDN $1,000 principal amount of Domtar Inc. debentures purchased by Domtar Corporation in the event that the supplemental indenture amending the indenture relating to such holders of Domtar Inc. debentures is executed and delivered.

The dealer manager for the proxy solicitations relating to the Canadian debentures is Scotia Capital Inc. Questions regarding the proxy solicitations may be directed to Scotia Capital Inc. at (416) 863-7257.

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Information regarding the Canadian proxy solicitations and how to obtain additional copies of the material and how to vote can be directed to the Proxy Solicitation and Information Agent at: Georgeson, North American Toll Free Number: 1-888-605-8384.

Forward-Looking Statements

All statements in this press release that are not based on historical fact are “forward-looking statements”. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of our control that could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth under the captions “Forward-Looking Statements” and “Risk Factors” of the prospectuses contained in the registration statement on Form S-4 filed with the SEC.

Furthermore, the ability to complete the offerings referred to in this press release is dependent on the state of the markets at the time of the offerings, and the acceptability of the offering terms to the holders of Domtar Inc.’s debt securities. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise any forward-looking statements contained in this press release.

Domtar Corporation (NYSE/TSX: UFS) is the largest integrated producer of uncoated freesheet paper in North America and the second largest in the world based on production capacity, and is also a manufacturer of papergrade pulp. The Company designs, manufactures, markets and distributes a wide range of business, commercial printing, publication as well as technical and specialty papers with recognized brands such as First Choice®, Domtar Microprint®, Windsor Offset®, Cougar® as well as its full line of environmentally and socially responsible papers, Domtar EarthChoice®. Domtar owns and operates Domtar Distribution Group, an extensive network of strategically-located paper distribution facilities. Domtar also produces lumber and other specialty and industrial wood products. The Company employs nearly 14,000 people. To learn more, visit www.domtar.com

TICKER SYMBOL	MEDIA RELATIONS	INVESTOR RELATIONS
UFS (NYSE, TSX)	Michel A. Rathier Tel.: 514-848-5103 Email: michel.rathier@domtar.com	Pascal Bossé Tel.: 514-848-5938 Email: pascal.bosse@domtar.com

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